Exhibit (a)(7)


FOR IMMEDIATE RELEASE
---------------------

Contact:          The Herman Group, Inc.
                  800-243-6107
                  Attention: Sherri Herman




                    LEHIGH TAX CREDIT PARTNERS EXTENDS OFFER



         NEW YORK, NEW YORK (July 28, 1997) -- LEHIGH TAX CREDIT PARTNERS L.L.C. has announced that its offer to purchase Beneficial Assignment Certificates ("BACs") of Independence Tax Credit Plus L.P. (the "Partnership") for $730 per BAC has been extended and is now scheduled to expire at 12:00 midnight, New York City time, on August 15, 1997. As of the close of business on July 25, 1997, 8,567.5 BACs had been tendered to Lehigh Tax Partners and not withdrawn.

         For additional information, contact The Herman Group, Inc., the Information Agent for the Offer by Lehigh Tax Credit Partners, at 800-243-6107.